November 3, 2017
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION

Sonny Oh

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Brighthouse Separate Account A

Brighthouse Prime Options

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209411)

Series S and Series S-L Share Option

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209055)

Series VA

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209053)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (the “Company”) and Brighthouse Separate Account A (the “Registrant”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us telephonically on August 14, 2017 with regard to Post-Effective Amendment No. 2 filed with the Commission on Form N-4 on June 30, 2017 with respect to Series S and Series S-L Share Option annuity contracts (File No. 333-209055) and Series VA annuity contract (File No. 333-209053) and on July 3, 2017 with respect to Prime Options annuity contract (File No. 333-209411). Each such contract may be referred to herein as a “Contract” and collectively, as the “Contracts.”

For ease of reference, each of the comments of the Staff is set forth below, followed by the Company’s response. In cases where the Company’s response indicates that the Company has proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith. Unless indicated otherwise, we understand that each of the Staff’s comments, while provided in the context

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Sonny Oh

November 3, 2017

of the Series VA Contract, apply to the filings for each of the other two Contracts. Similarly, each of the Company’s responses apply to each of the Contracts, unless indicated otherwise. Thus, references to “the prospectus” should be understood as referring to the applicable prospectus for each of the Contracts.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus.

Facing Sheet

1. Comment: Please confirm that the telephone number for the principal executive office, as listed on the Facing Sheet, is correct.

Response: The Company has amended the telephone number listed on the Facing Sheet.

2. Comment: Please provide an approximate date of proposed public offering.

Response: The Company will update the Facing Sheet to indicate that the approximate date of proposed public offering will be as soon as practicable after the effective date of the Registration Statement.

3. Comment: Given the planned separation of Brighthouse Life Insurance Company (“BLIC”) from Metlife, Inc. (“MetLife”), please provide a new Statement of Additional Information (“SAI”), with a new date matching the date of the prospectus, with updated information in the Company section of the SAI regarding the planned separation.

Response: The Company will file a new SAI, dated consistent with the dating of the prospectus, containing updated disclosure reflecting the separation of BLIC from MetLife.

General Comments

4. Comment: Disclose to the Staff whether there are any types of guarantees or support agreements with any third parties.

Response: The Company confirms there are no guarantees or support agreements related to the Contracts.

Cover Page

5. Comment: Where applicable, please confirm the May 1, 2017 “as revised” date will be on or about the date of effectiveness of the prospectus.

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Sonny Oh

November 3, 2017

Response: Upon further consideration, the Company will remove the “as revised” date and will instead date the prospectus on or about the date of effectiveness.

6. Comment: Given the name change of the Trusts, please explain to the Staff why some of the Funds are still branded with the “MetLife” name (e.g., MetLife Aggregate Bond Index Portfolio).

Response: These underlying investment portfolios are named for the portfolio’s subadviser. In each instance of an investment portfolio bearing the name “MetLife,” the portfolio continues to be subadvised by MetLife Investment Advisors, LLC.

7. Comment: The Staff would recommend retaining applicable cross-references (e.g., see “Purchase – Investment Allocation Restrictions for Certain Riders – Investment Allocation and Other Purchase Payment Restrictions for the GLWB”) to the footnote.

Response: In response to this Comment and Comment 8 below, the Company has drafted new disclosure to disclose more generally the primary point that needs to be disclosed—that there are allocation restrictions applicable to contract owners when electing the GWB v1 or GLWB rider. Appropriate cross-references have been included in the new disclosure and the disclosure will be placed where applicable in the prospectus.

8. Comment: Please provide a footnote for the GLWB rider or provide a more generic footnote for both riders containing relevant cross-references. Please provide a similar footnote where applicable in the prospectus (e.g., p. 28 and Appendix B).

Response: See response to Comment 7 above. The disclosure will be placed where the Registrant believes is the most applicable place in the prospectus.

Prospectus

9. Comment: On page 7, under the heading “Highlights,” please provide a comparable parenthetical for the GLWB rider as the parenthetical for the GWB rider (i.e., “The version of the GWB that is currently available is referred to as the GWB v1”). Please provide a similar parenthetical where applicable in the prospectus.

Response: See response below to Comment 15.

10. Comment: On page 8, under the subheading “Inquiries,” please add “Brighthouse Life Insurance Company, Annuity Service Center” to the address line consistent with the disclosure on page 25.

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Sonny Oh

November 3, 2017

Response: The Company has revised the disclosure in response to the Staff’s comment.

11. Comment: On page 11, in the Fee Table, please provide the charges for each version of the riders.

Response: The Company has revised the Fee Table to indicate the applicable fees depending on when the GLWB rider is purchased. See response below to Comment 15.

12. Comment: On page 36, under the subheading “Guaranteed Lifetime Withdrawal Benefit – Rider Charge,” please clarify how the 1.45% and 1.20% charges apply to Contract purchasers.

Response: In response to this Comment, the Company has revised the disclosure to clarify how the various charges apply to contract purchasers depending on when the Contracts were purchased.

13. Comment: On page 18, please define “EDCA” as “Enhanced Dollar Cost Averaging.” Please change all subsequent references to “Enhanced Dollar Cost Averaging” to “EDCA.”

Response: The Company has revised the disclosure in response to the Staff’s comment.

14. Comment: On page 19, under the subheading “Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider,” please include MetLife Aggregated Bond Index Portfolio and Pyramis Government Income Portfolio in the numbered list consistent with the disclosure on page 21.

Response: The Company has revised the disclosure in response to the Staff’s comment.

15. Comment: On page 20, and where applicable, the Staff recommends that, Registrant use the nomenclature “GLWB v1” rather than “on or after            , 2017.”

Response: The Company respectfully declines to change the nomenclature to refer to GLWB riders by a version number. The Company believes that referring to the GLWB rider by the Contract date makes clear to Contract holders which disclosure is relevant to their particular Contract. Moreover, the Company believes that describing the GLWB rider by referring to the date of Contract purchase is more “user friendly” than introducing an artificial version number and is consistent with how the Company intends to market the Contracts. Moreover, the Company is concerned that referring to the GLWB rider by version numbers would be potentially confusing to current Contract holders because the same base rider is used regardless of when the Contract is purchased and because current Contract owners purchased the GLWB rider without a version number.

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Sonny Oh

November 3, 2017

16. Comment: On page 20, please use “DCA” rather than “Dollar Cost Averaging” program where applicable.

Response: The Company has revised the disclosure in response to the Staff’s comment.

17. Comment: On page 20, rather than refer to “certain investment choices,” please identify the investment choices consistent with disclosure on page 22.

Response: The Company will finalize the disclosure after the relevant investment platforms have been finalized.

18. Comment: On page 23, under the subheading “Potential Restrictions on Subsequent Purchase Payments,” clearly disclose, where applicable, whether purchasers of the prior GLWB Contracts prior to the date of the prospectus are now precluded from further purchases.

Response: The Company respectfully declines to revise the disclosure, as this disclosure is consistent across the Company’s various prospectuses. The Company notes that the disclosure directs Contract owners to their Contract schedule and imposes an obligation on the Company to notify owners of Contracts with the GLWB rider in advance if the Company imposes restrictions on subsequent purchase payments. Currently, the Company does not intend to impose such restrictions prior to the effective date of the prospectus.

To the extent that the Staff is concerned about the generality of disclosure, that is, that the current disclosure that the Company has the right to impose restrictions if the Company “make[s] certain changes to the terms of that GLWB rider offered to new customers,” in effect means that such restrictions may now be imposed since the Company is introducing a revised rider, the Company respectfully notes that in-force contract owners will not receive this new prospectus until May 1, 2018. At that point, the Company will of course revisit whether such disclosure changes would be appropriate.

19. Comment: On page 38, under each of the subheadings “Nursing Home/Hospital Confinement Rider” and “Terminal Illness,” please add a sentence between the third-to-last and the second-to-last sentences, if applicable, that states that subsequent purchase payments will not be accepted once the waiver is used.

Response: The Company notes that the disclosure was appropriately excluded from the prospectus as it does not apply to these Contracts.

20. Comment: On page 41, under the subheading “Fixed Annuity Payments,” please disclose how the exact “Business Day” is selected.

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Sonny Oh

November 3, 2017

Response: The Company notes that the disclosure in the prospectus mirrors the language of the Contract, which states that “the Adjusted Account Value is determined on the Annuity Calculation Date which is a Business Day no more than five Business Days prior to the Annuity Date.” The Company believes that this administrative procedure is consistent with widespread industry practice, and that some flexibility is necessary given that this may be required to be a manual calculation.

21. Comment: On page 56, and in the Rate Table on pages 65-66, please clarify whether there is only one “withdrawal rate” when the account value is greater than zero.

Response: The Company has added a footnote to the table to emphasize that the stated GLWB Withdrawal Rate applies regardless as to whether a Contract owner ultimately selects a single or joint Lifetime Guarantee Rate.

22. Comment: Under the subheading “GLWB Death Benefit,” please make clear that the death benefit is available to both versions of the GLWB consistent with the disclosure in the GLWB Rate Table.

Response: In response to the Staff’s comment, the Company has revised the disclosure to clarify that if a Contract owner selects “any GLWB rider,” then the owner will receive the Principal Protection death benefit.

23. Comment: On page 82, under the subheading “Planned Separation from MetLife, Inc.,” please ensure that the disclosure is accurate as of the date of the prospectus.

Response: The Company has revised the disclosure and confirms that the disclosure is accurate as of the date of the prospectus.

24. Comment: On page 82, under the subheading “The Separate Account,” please provide disclosure regarding when and who approved the separate account name change.

Response: The Company notes that Board resolutions to effect the separate account name change are not required under applicable law.

25. Comment: On page 83, under the subheading “Distributor,” please explain how Brighthouse Securities, LLC is affiliated.

Response: The Company has revised the prospectus to state that Brighthouse Securities, LLC and the Company are affiliated because they are under common control.

26. Comment: On page 83, under the subheading “Selling Firms,” please distinguish whether the disclosure is referring to affiliated and/or unaffiliated selling firms.

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Sonny Oh

November 3, 2017

Response: The Company has revised the disclosure to make clear that there are no selling firms affiliated with Brighthouse Life Insurance Company.

27. Comment: On page 83, under the subheading “Compensation Paid to Selling Firms,” please add the disclosure from the initial registration statement regarding the specific sales expenses covered as well as non-cash compensation.

Response: The Company notes that the disclosure in the initial Registration Statement cited by the Staff is no longer applicable and was purposefully excluded from the Post-Effective Amendment filing.

28. Comment: On page 84, under the subheading “Additional Compensation for Selected Selling Firms,” if applicable, please add a subsection entitled “Sales by Our Affiliates” which was in the initial registration statement.

Response: Brighthouse Life Insurance Company does not sell through any affiliated selling firms.

Part C

29. Comment: Please provide resolutions with respect to the name change for the Separate Account.

Response: The Company notes that Board resolutions are not required to effect the name change of the Separate Account under applicable law. Please see the response to Comment 24 above.

Series S and Series S-L Share Option

30. Comment: In Appendix F, as applicable, please update the dates consistent with the appendix disclosure in the Series VA filing.

Response: The Company has updated the disclosure in response to the Staff’s comment.

Prime Options

31. Comment: Please confirm that Exhibit 5 is accurate.

Response: The Company will file an updated Exhibit in connection with the next filing.

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Sonny Oh

November 3, 2017

32. Comment: For Exhibit 8(i)(A), please ensure all applicable participation agreements for BLIC and its applicable affiliates are provided.

Response: The Company notes that amendments to the participation agreements are in process and will be filed as appropriate in connection with the annual update.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

WTC

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